UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )*

The NASDAQ OMX Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

631103108

(CUSIP Number)

Saad Abdul Razak

Investment Corporation of Dubai

P.O. Box 333888

Convention Tower - Level 1

Dubai, United Arab Emirates

+971 4 707 1333

Essa Kazim

Borse Dubai Limited

P.O. Box 506690

Level 7, Precinct Building 5, Gate District

Dubai International Financial Centre

Dubai, United Arab Emirates

+971 4 305 5200

Tracy M. McLamb

Borse Dubai Nasdaq Share Trust

c/o Wells Fargo Delaware Trust Company

919 North Market Street, Suit 1600

Wilmington, Delaware 19801

(302) 575-2006

Copy to:

David M. Wilf

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

(212) 351-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 27, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Name of Reporting Persons Investment Corporation of Dubai

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Dubai International Financial Centre, Dubai, United Arab Emirates

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0(1)

	8.	Shared Voting Power 42,901,148(1)

	9.	Sole Dispositive Power 0(1)

	10.	Shared Dispositive Power 60,561,515(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,561,515(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.3%(1)

14.	Type of Reporting Person (See Instructions) HC

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(1)        Investment Corporation of Dubai’s (“ICD”) beneficial ownership is reported as of February 27, 2008, and includes 42,901,148 shares of The NASDAQ OMX Group, Inc. (the “Issuer”) common stock, par value $0.01 (the “Shares”) held directly by Borse Dubai Limited (“Borse Dubai”), a subsidiary of ICD, and 17,660,367 Shares held directly by Borse Dubai Nasdaq Share Trust (the “Trust”), of which Borse Dubai is the sole beneficial owner.  The Percent of Class reported in Row 13 includes 21.5% of the outstanding Shares which are held by Borse Dubai Limited and 8.8% of the outstanding Shares which are held by Borse Dubai Nasdaq Share Trust, based on 139,003,000 shares of common stock outstanding as of January 31, 2008 and the 60,561,515 shares issued as of February 27, 2008 and, on a fully diluted basis, Borse Dubai holds directly approximately 19.99% and the Trust holds directly approximately 8.23% of the Shares.  ICD’s total aggregate beneficial ownership reported herein is subject to certain ownership and voting restrictions and requirements set forth in the OMX Transaction Agreement (defined below in Item 4), and the Ancillary Agreements (as defined in the OMX Transaction Agreement) (the “Ownership Restrictions”), as further described in Item 6 below.  ICD is the majority shareholder of Borse Dubai.  ICD is therefore deemed to have beneficial ownership of all of the Shares held by Borse Dubai and the Trust.  As the majority shareholder of Borse Dubai, ICD shares in whatever voting power and dispositive power Borse Dubai has over the Shares it holds and the Shares the Trust holds.  While Borse Dubai may direct the Trust to dispose of its Shares, neither ICD nor Borse Dubai has any control over the voting of the Shares held by the Trust.  Further, any beneficial owner of Shares is limited to voting only 5% of the outstanding Shares entitled to vote, pursuant to Article Fourth, Section C.2(ii) of the Issuer’s Amended and Restated Certificate of Incorporation.  Pursuant to the Ownership Restrictions, if any Shares held by the Trust are deemed to have the right to vote on any matter submitted to the stockholders of the Issuer, or any action by written consent requested to be taken by the stockholders of the Issuer, the trustee of the Trust shall execute a proxy with respect to the Shares held by the Trust in favor of the Corporate Secretary or other designee of the Issuer to vote or act by written consent.  The Corporate Secretary or other designee of the Issuer shall vote such Shares pro rata with the other shareholders of the Issuer (excluding Borse Dubai) at the time of any such vote or consent.

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1.	Name of Reporting Persons Borse Dubai

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Dubai International Financial Centre, Dubai, United Arab Emirates

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0(1)

	8.	Shared Voting Power 42,901,148(1)

	9.	Sole Dispositive Power 0(1)

	10.	Shared Dispositive Power 60,561,515(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,561,515(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.3%(1)

14.	Type of Reporting Person (See Instructions) CO

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(1)        Borse Dubai’s beneficial ownership is reported as of February 27, 2008, and includes 17,660,367 Shares held directly by the Trust, of which Borse Dubai is the sole beneficial owner.  Borse Dubai’s total aggregate beneficial ownership reported herein is subject to certain Ownership Restrictions, as further described in Item 6 below and, on a fully diluted basis, Borse Dubai holds directly approximately 19.99% and the Trust holds directly approximately 8.23% of the Shares.  ICD is the majority shareholder of Borse Dubai and Borse Dubai shares with ICD in whatever voting power and dispositive power Borse Dubai has over the Shares it holds and the Shares the Trust holds.  While Borse Dubai may direct the Trust to dispose of its Shares, Borse Dubai has no control over the voting of the Shares held by the Trust.  Further, any beneficial owner of Shares is limited to voting only 5% of the outstanding Shares entitled to vote, pursuant to Article Fourth, Section C.2(ii) of the Issuer’s Amended and Restated Certificate of Incorporation.  Pursuant to the Ownership Restrictions, if any Shares held by the Trust are deemed to have the right to vote on any matter submitted to the stockholders of the Issuer, or any action by written consent requested to be taken by the stockholders of the Issuer, the trustee of the Trust shall execute a proxy with respect to the Shares held by the Trust in favor of the Corporate Secretary or other designee of the Issuer to vote or act by written consent.  The Corporate Secretary or other designee of the Issuer shall vote such Shares pro rata with the other shareholders of the Issuer (excluding Borse Dubai) at the time of any such vote or consent.

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1.	Name of Reporting Persons Borse Dubai Nasdaq Share Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) n/a

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0(1)

	8.	Shared Voting Power 0(1)

	9.	Sole Dispositive Power 0(1)

	10.	Shared Dispositive Power 17,660,367(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,660,367(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) OO

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(1)        The Trust’s beneficial ownership is reported as of February 27, 2008.  If any Shares held by the Trust are deemed to have the right to vote on any matter submitted to the stockholders of the Issuer, or any action by written consent requested to be taken by the stockholders of the Issuer, the trustee of the Trust shall execute a proxy with respect to the Shares held by the Trust in favor of the Corporate Secretary or other designee of the Issuer to vote or act by written consent.  The Corporate Secretary or other designee of the Issuer shall vote such Shares pro rata with the other shareholders of the Issuer (excluding Borse Dubai) at the time of any such vote or consent.  The Trust shall dispose of or transfer the Shares in the Trust as directed by Borse Dubai, subject to certain Ownership Restrictions.

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Item 1.	Security and Issuer

This Statement on Schedule 13D (“Schedule 13D”) relates to the shares of common stock, par value $0.01 (the “Shares”), of The NASDAQ OMX Group, Inc., a Delaware corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is One Liberty Plaza, New York, New York 10006.

Item 2.	Identity and Background

This Schedule 13D is being filed by Investment Corporation of Dubai, a company registered in the Dubai International Financial Centre in Dubai with company number 0490 (“ICD”), Borse Dubai Limited, a company registered in the Dubai International Financial Centre in Dubai with company number CL0447 (“Borse Dubai”) and a subsidiary of ICD and Borse Dubai Nasdaq Share Trust (the “Trust”), a Delaware statutory trust (collectively, the “Reporting Persons”).

ICD’s principal business is to act as the investment arm of the Government of Dubai.  Borse Dubai’s principal business purpose is to act as a holding company for investments in stock exchanges, which includes a 100% ownership of the Dubai International Financial Exchange Limited, a company registered in the Dubai International Financial Centre in Dubai with company number CL0009 (“DIFX”).  The Trust was established by Borse Dubai as a special purpose Trust and its sole business purpose is to hold and dispose of the Shares issued by the Issuer to Borse Dubai in connection with the OMX Transaction Agreement (defined below in Item 4) that are in excess of 19.99% of the issued and outstanding Shares on a fully-diluted basis, as directed by Borse Dubai, subject to the Ownership Restrictions.

The address of ICD’s principal business and principal office is P.O. Box 31111, Emirates Towers, Level 26, Office Tower, Sheikh Zayed Road, Dubai, United Arab Emirates.  The address of Borse Dubai’s principal business and principal office is P.O. Box 506690, Level 7, Precinct Building 5, Gate District, Dubai International Financial Centre, Dubai, United Arab Emirates.  The address of the Trust’s principal business and principal office is Wells Fargo Delaware Trust Company, 919 North Market Street, Suite 1600, Wilmington, Delaware 19801.

During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, are or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3.	Source and Amount of Funds or Other Consideration

The consideration for the acquisition of the Shares was 117,227,931 shares of OMX AB (publ) (“OMX Shares”), a public corporation organized under the laws of Sweden (“OMX”), acquired by BD Stockholm AB, a corporation organized under the laws of Sweden (the “Bidder”), using funds obtained pursuant to (i) a credit facility agreement for US$4,200,000,000 and £791,119,573 with, amongst others, HSBC Bank plc (“HSBC”) as initial mandated lead arranger, agent, security agent, security trustee and initial issuing bank and HSBC and certain other banks and financial institutions as lenders (the “Facilities Agreement”) which is filed as Exhibit 7.8 hereto and incorporated by reference into this Item; and (ii) a combination of equity injection, or subordinated shareholder loans to Borse Dubai from the shareholders of Borse Dubai.

Item 4.	Purpose of Transaction

ICD and Borse Dubai acquired beneficial ownership of 60,561,515 Shares on February 27, 2008, pursuant to the OMX Transaction Agreement, dated as of November 15, 2007, as amended by the Amendment to the OMX Transaction Agreement, dated as of February 27, 2008 (the “OMX Transaction Agreement”), among the Issuer, Borse Dubai and the Bidder, whereby Borse Dubai exchanged 117,227,931 OMX Shares for 60,561,515 Shares and SEK 11,678,630,352.  As directed by Borse Dubai, 17,660,367 Shares of the 60,561,515 Shares beneficially owned by ICD and Borse Dubai were issued by the Issuer directly to the Trust, of which Borse Dubai is the sole named beneficial owner.  The summary of the OMX Transaction Agreement is qualified in its entirety by reference to the actual agreement and its amendment which are respectively filed as Exhibit 7.1 and Exhibit 7.2 hereto and incorporated by reference into this Item.

ICD and Borse Dubai acquired the 60,561,515 Shares as part of a series of transactions for the purpose of creating a strategic alliance with the Issuer designed to create a global financial marketplace with a unique footprint spanning the United States, Europe, the Middle East and strategic emerging markets.  In conjunction with the OMX Transaction Agreement, the Issuer, Borse Dubai, and the Dubai International Financial Exchange Limited, a company registered in the Dubai International Financial Centre in Dubai, entered into the DIFX Transaction Agreement, dated as of November 15, 2007.  The Reporting Persons do not have any present plans or proposals which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, however, with respect to clause (d), as long as Borse Dubai continues to hold at least 21,450,574 Shares, Borse Dubai, pursuant to the Nasdaq Stockholders’ Agreement (as defined in the OMX Transaction Agreement, attached hereto as Exhibit 7.1), will be entitled to propose for nomination two directors for election to the Issuer’s Board of Directors.  As long as Borse Dubai maintains at least 10,725,287 Shares, Borse Dubai will be entitled to nominate one director for election to the Issuer’s Board of Directors.

Borse Dubai intends regularly to review its investment in the Issuer.  Based on such review, as well as other factors (including, among other things, its evaluation of the Issuer’s business, prospects and financial condition, other opportunities available to it and general market, industry and economic conditions), Borse Dubai may, and reserves the right, subject to

CUSIP No. 631103108

the Ownership Restrictions, including standstill restrictions (as further described in Item 6 below), to acquire additional securities (including Shares) of the Issuer, or sell some or all of its Shares in privately negotiated transactions, registered offerings or otherwise.  Bose Dubai may formulate plans or proposals for, and may from time to time explore, or make proposals relating to, transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D, subject to the Ownership Restrictions.  Furthermore, as beneficial owner of the Shares held by the Trust, pursuant to the Nasdaq Stockholders’ Agreement, Borse Dubai is required to instruct the Trust to sell the Shares held by the Trust, if the net amount that would be received on the sale of any Share is equal to or greater than US$51.52, subject to upward adjustment based upon certain reasonable expenses of the Trust and a 6% annual cost of capital, and downward adjustment for any distributions made by the Issuer.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

Reporting Person	Number of Shares With Sole Voting and/or Sole Dispositive Power	Number of Shares With Shared Voting and/or With Shared Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned

Investment Corporation of Dubai	0	42,901,148 with Shared Voting Power 60,561,515 with Shared Dispositive Power	60,561,515 (which includes 42,901,148 held by Borse Dubai and 17,660,367 held by the Trust)	30.3% (which includes 21.5% held by Borse Dubai and 8.8% held by the Trust)

Borse Dubai	0	42,901,148 with Shared Voting Power. 60,561,515 with Shared Dispositive Power	60,561,515 (which includes 17,660,367 held by the Trust)	30.3% (which includes 8.8% held by the Trust)

Borse Dubai Nasdaq Share Trust	0	17,660,367	17,660,367	8.8%

The percentages used herein are based on the total number of the issued and outstanding Shares.  ICD’s beneficial ownership includes 42,901,148 Shares held by Borse Dubai, a subsidiary of ICD and 17,660,367 Shares held by the Trust, of which Borse Dubai is the sole beneficial owner.  Borse Dubai’s ownership includes 17,660,367 Shares held by the Trust.  Borse Dubai’s total aggregate beneficial ownership reported herein is subject to certain Ownership Restrictions.

(c) All transactions in the Shares effected during the past 60 days by ICD are set forth in Annex A, attached to this Schedule 13D and incorporated herein by reference.

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(d)         The Trust granted to HSBC a first priority security interest in the Shares held by it under a Pledge Agreement, dated as of February 27, 2008, between the Trust and HSBC, as security trustee under the Facilities Agreement (the “Trust Pledge Agreement”), filed as Exhibit 7.6 hereto and incorporated by reference into this item, and Borse Dubai granted a first priority security interest in its beneficial ownership interest in the Trust and the Shares held by the Trust and Borse Dubai, under a Pledge Agreement, dated as of February 27, 2008, between Borse Dubai and HSBC, as security trustee under the Facilities Agreement (the “Borse Dubai Pledge Agreement”), filed as Exhibit 7.7 hereto and incorporated by reference into this Item, (collectively, the “Pledge Agreements”).  As a result of the Pledge Agreements, HSBC, as security trustee under the Facilities Agreement, may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all the Shares beneficially owned by ICD, in the case of an Acceleration Event (as defined in the Pledge Agreements).  Otherwise, Borse Dubai may direct the receipt of dividends from, or the proceeds from the sale of, the 60,561,515 Shares beneficially owned by it.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The descriptions of the agreements set forth in this Item are summaries only and are qualified in their entirety by reference to the complete executed agreements which are filed as an exhibit hereto and incorporated by reference into this Item.

OMX Transaction Agreement

On November 15, 2007, the Issuer, Borse Dubai and the Bidder entered into the OMX Transaction Agreement regarding the Issuer’s and Borse Dubai’s offers for OMX and Borse Dubai’s investment in the Issuer, filed as Exhibit 7.1 hereto and incorporated by reference into this Item.  The Issuer, Borse Dubai and the Bidder subsequently entered into the Amendment to the OMX Transaction Agreement on February 27, 2008, which is filed as Exhibit 7.2 hereto and incorporated by reference into this Item.

Following the closing of the Offer, Borse Dubai was required to sell, and to cause any of its subsidiaries to sell, to the Issuer all OMX Shares then owned by Borse Dubai and any of its subsidiaries, however acquired.  Concurrently with Borse Dubai’s delivery of OMX Shares, the Issuer paid to Borse Dubai  SEK 11,678,630,352 in cash and delivered 42,901,148 Shares to Borse Dubai.

As additional consideration for the delivery of OMX Shares to the Issuer by Borse Dubai, the Issuer delivered 17,660,367 Shares that were deposited in the Trust for the benefit of Borse Dubai, managed by an independent trustee, Wells Fargo Delaware Trust Company (the “Trustee”).  In total, 60,561,515 Shares were issued to Borse Dubai and the Trust.

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The OMX Transaction Agreement contains customary representations, warranties, covenants and indemnities made by the parties to each other.

Nasdaq Stockholders’ Agreement

On February 27, 2008, pursuant to the OMX Transaction Agreement, at the closing of the OMX Transaction Agreement, the Issuer and Borse Dubai entered into the Nasdaq Stockholders’ Agreement, filed as Exhibit 7.3 hereto and incorporated by reference into this Item.  The Nasdaq Stockholders’ Agreement contains the following Ownership Restrictions:

Transfer Restrictions

Under the terms of the Nasdaq Stockholders’ Agreement, Borse Dubai is restricted from transferring any of the Shares acquired in the OMX Transaction for a period of one year from the date of the Nasdaq Stockholders’ Agreement, subject to certain exceptions for transfers to, among others, its affiliates, the Issuer and to and from the Trust under certain circumstances.  Additionally, at no time may Borse Dubai transfer any Shares to a competitor of the Issuer, other than in a change of control of the Issuer, a public offering or sale pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”) or in limited circumstances involving not more than 5% of the outstanding Shares.  During the 18 months following the date of the Nasdaq Stockholders’ Agreement, Borse Dubai may participate pro rata in any repurchases by the Issuer of Shares or may contribute Shares to the Trust, in each case in order to maintain its ownership percentage at or below 19.99% on a fully diluted basis.

Trust Matters

For as long as the Trust continues to hold any Shares, Borse Dubai has agreed to use its reasonable best efforts to cause the Trust to dispose of its Shares.  However, Borse Dubai has no obligation to cause the Trust to dispose of any Shares if the net amount that the Trust would receive from the sale of any Share is less than the sum of US$51.52, the agreed-upon floor price, which is equal to the implied price per Share paid by Borse Dubai in the transactions.  This implied share price is subject to upward adjustment based upon certain reasonable expenses of the Trust and a 6% annual cost of capital, and downward adjustment for any distributions made by the Issuer to Borse Dubai.  The parties do not believe that Borse Dubai’s control over the disposition by the Trust of its Shares in accordance with the Nasdaq Stockholders’ Agreement adversely affects the independence of the Trustee of the Trust, since the Trust’s rights with respect to voting its Shares and otherwise to act in relation to the Issuer is set forth in the Trust Agreement and may not be modified by Borse Dubai without the prior written consent of the Issuer.

Board Representation

As long as Borse Dubai continues to hold at least 21,450,574 Shares, Borse Dubai will be entitled to propose for nomination two directors for election to the Issuer’s Board of Directors, and the Issuer will use its reasonable best efforts to ensure that one designee of Borse Dubai will be appointed to the Audit, Executive, Finance, and Management Compensation committees of the Issuer’s Board of Directors and that one designee of Borse Dubai will be appointed to the

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Nominating Committee of the Issuer’s Board of Directors, in each case subject to applicable laws, regulations, stock exchange listing standards or committee composition standards.

As long as Borse Dubai continues to hold at least 10,725,287 Shares, Borse Dubai will be entitled to nominate one director for election to the Issuer’s Board of Directors, but will have no right to appoint members of any committees of the Issuer’s Board of Directors.

Standstill Restrictions Under the terms of the Nasdaq Stockholders’ Agreement, until the earliest to occur (“Standstill Termination Date”) of:

•      the 10th anniversary of the Nasdaq Stockholders’ Agreement;

•      Borse Dubai owning less than 10% of the Issuer’s outstanding Shares;

•      the Issuer entering into a definitive agreement with respect to a change of control of the Issuer;

•      a change of control of the Issuer;

•      directors nominated by Borse Dubai are not elected by shareholders at two consecutive meetings of shareholders for the election of the Issuer’s Board of Directors; and

•      the Issuer holds less than 25% of its original interest in DIFX, subject to certain exceptions,

Borse Dubai will be restricted from (i) acquiring in excess of 19.99% of the issued and outstanding Shares on a fully-diluted basis, (ii) soliciting proxies with respect to the Issuer, (iii) proposing or seeking to effect a merger or change of control of the Issuer, (iv) making public statements or otherwise directly or indirectly seeking to control the management or policies of the Issuer or its subsidiaries or seeking additional board representatives or removal of directors, (v) forming a “group” with respect to the Issuer or (vi) otherwise acting in concert with others regarding any of the foregoing.

In addition, if any third party makes a tender or exchange offer that is not recommended against by the Issuer’s Board of Directors, after 10 business days Borse Dubai may tender into that offer.

Preemptive Rights

At any time prior to the Standstill Termination Date, if the Issuer effects an issuance of Shares or any securities exchangeable for, or convertible into, Shares in any capital raising transaction, which we refer to as a preemptive issuance, that would cause Borse Dubai to own less than 19.99% (as may be reduced in certain circumstances) of the issued and outstanding Shares calculated on a fully diluted basis, Borse Dubai will have the right to purchase securities

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in such issuance to maintain the same total voting power as Borse Dubai owned immediately prior to such issuance. Borse Dubai’s purchase rights will not apply to the following issuances:

•      upon conversion of shares of the Issuer’s current or future issued options, warrants or similar securities exercisable, convertible, or exchangeable for capital stock of the Issuer;

•      any stock split or subdivision or similar transaction with respect to the Issuer’s capital stock;

•      a preemptive issuance with respect to which Borse Dubai’s participation would require approval of the Issuer’s stockholders regardless of the number of Shares offered, which the Issuer will use its reasonable best efforts to obtain, unless and until shareholder approval is obtained (but this exception shall not apply if the approval of the Issuer’s stockholders is required for any other reason);

•      a preemptive issuance with respect to which Borse Dubai’s participation would require regulatory approvals, which the Issuer will use its commercially reasonable efforts to obtain, unless and until such regulatory approvals have been obtained;

•      any issuance of capital stock of the Issuer to employees, officers, directors of, and consultants, customers and vendors to, the Issuer;

•      in connection with acquisitions by the Issuer, whether by merger, consolidation, share exchange or other reorganization or business combination; and

•      upon exercise of securities issued pursuant to rights distributed to holders of Shares generally.

Registration Rights Agreement

On February 27, 2008, pursuant to the OMX Transaction Agreement, at the closing of the OMX Transaction Agreement, the Issuer, Borse Dubai and the Trust entered into the Registration Rights Agreement, filed as Exhibit 7.4 hereto and incorporated by reference into this Item.

Demand Registrations

Following the 12 month anniversary of the closing of the transactions contemplated by the OMX Transaction Agreement and the DIFX Transaction Agreement (the “Transactions”), each of Borse Dubai and the Trust will have the right to demand registration of the Shares that they received as part of the Transactions.  Pursuant to the Registration Rights Agreement, each of Borse Dubai and the Trust may only demand registration for sales of Shares having a value (based on the average closing sale price per Share for the 10 trading days preceding the registration request) of not less than $50 million.  Borse Dubai will be entitled to six demand registrations and the Trust will be entitled to three demand registrations, each subject to certain exceptions.

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Piggyback Registration

The Registration Rights Agreement also provides Borse Dubai and the Trust with piggyback registration rights such that if at any time the Issuer proposes to file a registration statement with respect to any underwritten offering of its securities for its own account or for the account of any stockholder that holds its securities (subject to certain exceptions), the Issuer is required to give written notice of such proposed filing to Borse Dubai and the Trust, and the notice must offer Borse Dubai and the Trust the opportunity to register such number of registrable securities as each of Borse Dubai and the Trust may request in writing.

The registration rights granted in the Registration Rights Agreement are subject to customary restrictions such as blackout periods and limitations on the number of Shares to be included in any underwritten offering imposed by the managing underwriter.  In addition, the Registration Rights Agreement contains other limitations on the timing and ability of Borse Dubai and the Trust to exercise demands.

Trust Agreement

On February 21, 2008, pursuant to the OMX Transaction Agreement, the Issuer, Borse Dubai and the Trustee entered into the Trust Agreement, filed as Exhibit 7.5 hereto and incorporated by reference into this Item.

The Trust Agreement provides that the Trustee will hold the 17,660,367 Shares received in the transaction described herein in trust for the benefit of Borse Dubai, and will sell those Shares as directed by Borse Dubai.  From time to time, upon notice from Borse Dubai certified by the Issuer, the trustee will transfer that number of Shares to Borse Dubai as are necessary to increase Borse Dubai’s ownership of Shares to not more than 19.99% of the issued and outstanding Shares on a fully-diluted basis.  If at any time the Shares held by the Trust are deemed to have the right to vote on any matters submitted to the stockholders of the Issuer, or any action by written consent requested to be taken by the stockholders of the Issuer, the Trustee will execute a proxy with respect to the Shares held by the Trust in favor of the Corporate Secretary or other designee of the Issuer to vote or act by written consent, and such Shares will be voted or consented pro rata with the other stockholders of the Issuer (other than Borse Dubai).

Pursuant to Section 7 of the Trust Agreement, Borse Dubai is authorized to sign this Schedule 13D, on behalf of the Trust.

Trust Pledge Agreement

On February 27, 2008, the Trust and HSBC, as security trustee, entered into the Trust Pledge Agreement, filed as Exhibit 7.6 hereto and incorporated by reference into this Item, pursuant to which a first priority security interest in the 17,660,367 Shares held by the Trust, among other collateral, has been granted to HSBC in connection with Borse Dubai’s obligations under the Facilities Agreement.

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Borse Dubai Pledge Agreement

On February 27, 2008, Borse Dubai and HSBC, as security trustee, entered into the Borse Dubai Pledge Agreement, filed as Exhibit 7.7 hereto and incorporated by reference into this Item, pursuant to which a first priority security interest in the 42,901,148 Shares held by Borse Dubai and Borse Dubai’s beneficial interest in the Trust, among other collateral, has been granted to HSBC in connection with Borse Dubai’s obligations under the Facilities Agreement.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

7.1

OMX Transaction Agreement, dated as of November 15, 2007, among the Issuer, Borse Dubai and the Bidder (incorporated by reference to Annex C to the Proxy Statement on Schedule 14A of The Nasdaq Stock Market, Inc. filed on November 19, 2007 (File No. 000-32651)).

7.2	Amendment to the OMX Transaction Agreement, dated as of February 27, 2008, among the Issuer, Borse Dubai and the Bidder (filed herewith).

7.3	Nasdaq Stockholders’ Agreement, dated as of February 27, 2008, between the Issuer and Borse Dubai (filed herewith).

7.4	Registration Rights Agreement, dated as of February 27, 2008, between the Issuer, Borse Dubai and the Trust (filed herewith).

7.5	Trust Agreement, dated as of February 21, 2008, between the Issuer, Borse Dubai and the Trust (filed herewith).

7.6	Pledge Agreement, dated as of February 27, 2008, between the Trust and HSBC, as security trustee (filed herewith).

7.7	Pledge Agreement, dated as of February 27, 2008, between Borse Dubai and HSBC, as security trustee (filed herewith).

7.8

Facilities Agreement, dated as of August 17, 2007, as amended and restated on September 20, 2007 and as amended on September 24, 2007, November 15, 2007, December 10, 2007 and February 14, 2008, between, amongst others, HSBC as initial mandated lead arranger, agent, security agent, security trustee and initial issuing bank and HSBC and certain other banks and financial institutions as lenders.

CUSIP No. 631103108

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2008

INVESTMENT CORPORATION OF DUBAI

	By:	/s/ Saad Abdul Razak
Name: Saad Abdul Razak
Title: Director

	By:	/s/ Saad Abdul Razak
Name: Saad Abdul Razak
Title: Director

BORSE DUBAI LIMITED

	By:	/s/ Ezza Kazim
Name: Essa Kazim
Title: Chairman

	By:	/s/ Soud Ahmad Abdulrahman Ba’Alawi
Name: Soud Ahmad Abdulrahman Ba’Alawi
Title: Vice Chairman

CUSIP No. 631103108

BORSE DUBAI NASDAQ SHARE TRUST

By:	Borse Dubai Limited, authorized signatory

By:	/s/ Essa Kazim
Name: Essa Kazim
Title: Chairman

By:	/s/ Soud Ahmad Abdulrahman Ba’Alawi
Name: Soud Ahmad Abdulrahman Ba’Alawi
Title: Vice Chairman

CUSIP No. 631103108

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D filed herewith is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: March 7, 2008	INVESTMENT CORPORATION OF DUBAI

	By:	/s/ Saad Abdul Razak
Name: Saad Abdul Razak
Title: Director

	By:	/s/ Saad Abdul Razak
Name: Saad Abdul Razak
Title: Director

BORSE DUBAI LIMITED

	By:	/s/ Ezza Kazim
Name: Essa Kazim
Title: Chairman

	By:	/s/ Soud Ahmad Abdulrahman Ba’Alawi
Name: Soud Ahmad Abdulrahman Ba’Alawi
Title: Vice Chairman

CUSIP No. 631103108

BORSE DUBAI NASDAQ SHARE TRUST

By:	Borse Dubai Limited, authorized signatory

By:	/s/ Ezza Kazim
Name: Essa Kazim
Title: Chairman

By:	/s/ Soud Ahmad Abdulrahman Ba’Alawi
Name: Soud Ahmad Abdulrahman Ba’Alawi
Title: Vice Chairman

CUSIP No. 631103108

ANNEX A TO SCHEDULE 13D

PARTY EFFECTING TRANSACTION	DATE	BUY / SELL	QUANTITY	AVERAGE PRICE ($)		CONSIDERATION
Borse Dubai	02/27/2008	Buy	60,561,515	N/A	(1)	117,227,931 OMX Shares to the Issuer and SEK 11,678,630,352 paid to Borse Dubai

(1)           The consideration that Borse Dubai paid for the 60,561,515 Shares and the SEK 11,678,630,352 was 117,227,931 OMX Shares, as described in Item 3 of this Schedule 13D.  Due to the payment by the Issuer of foreign currency and the use of OMX Shares as consideration, an “Average Price” per share is not applicable.